November 20, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Registration Statement on Form N-14
Forum Funds (Beck, Mack & Oliver Partners Fund); File No. 333-162658

Dear Sir or Madam:

On behalf of Forum Funds (the “Trust”), transmitted herewith for filing is an amended registration statement for the Trust on Form N-14 (the “Registration Statement”).  The amended Registration Statement includes a Letter to Limited Partners of the BMO Partners Fund, L.P. (the “Partnership”), Combined Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”) and Form of Consent for the Partnership.  The Proxy Statement/Prospectus is being sent to solicit the Limited Partners’ consent to enter into a reorganization of the Partnership into the Beck, Mack & Oliver Partners Fund (the “Acquiring Fund”), a newly created series of the Trust.

In connection with the reorganization, the assets and liabilities of the Partnership will be acquired and assumed by the Acquiring Fund in exchange for shares of the Acquiring Fund.  Thereafter, the Partnership will be dissolved and liquidated and Shares of the Acquiring Fund will be distributed to the Partnership’s shareholders.  The Trust has filed a Registration Statement on Form N-1A to register the Acquiring Fund with the Securities and Exchange Commission.

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, it is being requested that effectiveness of this Registration Statement be accelerated to Monday, November 23, 2009.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (207) 347-2076 or via email at chris.madden@atlanticfundadmin.com.

Sincerely,

/s/ Christopher Madden

Christopher Madden
Counsel

Cc:           Francine J. Rosenberger, Esq.
   K&L Gates LLP

Three Canal Plaza, Suite 600, Portland, ME 04101 | P:  207-347-2000 | F:  207-347-2100
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